RESOLUTION OF THE BOARD OF DIRECTORS
                             OF STAFF LEASING, INC.
                               December 21, 1999

         RESOLVED, that the Bylaws of Staff Leasing, Inc. shall be and hereby are amended as follows:

         The words "Except as provided in Section 2.5(e)," shall be inserted at the beginning of the second sentence of Section 2.5(c).

         In  Article  2.5,  the  following  paragraph  shall be added as Section
2.5(e):

         "(e) Notwithstanding anything in these Bylaws to the contrary, solely in connection with the Corporation's 2000 annual meeting, a shareholder's notice of nomination of persons for election to the Board of Directors set forth in this Section 2.5 shall be valid if (x) such notice is received at the principal executive offices of the Corporation on or before March 11, 2000 and (y) such notice otherwise complies with the notice procedures for shareholder's nominations set forth in these Bylaws."